Pinnacle Financial Partners, Inc.
211 Commerce Street, Suite 300
Nashville, Tennessee 37201
April 3, 2009
Via EDGAR
Kevin W. Vaughn
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Pinnacle Financial Partners, Inc. Form 10-K for Fiscal Year Ended December 31, 2008 Filed February 19, 2009 File No. 000-31225
Dear Mr. Vaughn:
     The following sets forth the responses of Pinnacle Financial Partners, Inc. (the “Company”) to the comments issued by the staff of the Securities and Exchange Commission (the “Staff”) on the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008 (the “Form 10-K”) in the Staff’s letter (the “Comment Letter”) dated March 12, 2009. In accordance with the Comment Letter, the Company acknowledges that the adequacy and accuracy of the disclosure in any Company filing is the responsibility of the Company and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Reconciliation of Non-GAAP Financial Measures, page 32
1.	We note you present certain non-GAAP financial measures, including “net income available to common shareholders, excluding merger related expense” and “fully-diluted net income per common share available to common stockholders, excluding merger related expense.” Given the fact that the merger costs reflected in the adjustments ultimately do accrue to shareholders, please revise future filings to clearly disclose the following:

Mr. Kevin W. Vaughn
Securities and Exchange Commission
April 3, 2009

a.	The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure.

b.	The manner in which management compensates for these limitations when using the non-GAAP financial measure.

c.	The reasons the adjustment titled merger costs differs from the merger costs line item on the face of your Consolidated Statement of Income, and how the amounts in the adjustment were calculated. Identify the nature and amounts included in the adjustment here and the nature of the amounts excluded from that adjustment. Clearly identify the extent to which the parameters are defined by and are consistent with your compensation programs.

d.	For purposes of transparency in your presentation, consider labeling the adjustment “certain merger costs” to reflect that fact that not all merger costs are included in the adjustment.
Refer to Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures for guidance. Please provide us with your proposed disclosures.
Response: The Company will revise future filings to comply with the comment. Specifically, the Company will enhance disclosure to more clearly state the material limitations associated with the use of non-GAAP financial measures including that those measures are not measurements determined in accordance with GAAP and are susceptible to varying calculations, and that the non-GAAP financial measures presented by the Company may not be comparable to other similarly titled measures presented by other companies. The Company will also disclose that non-GAAP financial measures are not required to be uniformly applied and are not audited. With respect to the presentation of “net income available to common shareholders, excluding merger related expenses” and “fully-diluted net income per common share available to common stockholders, excluding merger related expenses” the Company will disclose that it has procedures in place to approve and segregate merger expenses from other normal operating expenses to ensure that the Company’s operating results are properly reflected for period-to-period comparisons.

The merger related expenses adjustment on page 32 of the Form 10-K differs from the merger costs line item on the face of the Company’s Consolidated Statement of Income because the adjustment presented on page 32 is net of tax benefit, while the merger costs line item on the face of the Consolidated Statement of Income is presented on a non-tax adjusted basis. There are no merger related expenses included in the merger costs line item of the Consolidated Statement of Income that are excluded from the adjustment presented on page 32 of the Form 10-K. In future filings, should the Company elect to include similar disclosures, it will enhance the disclosure to more clearly delineate the amount of tax benefit being excluded from the “net of tax” amounts.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
April 3, 2009

Set forth below is the Company’s disclosure from page 32 of the Form 10-K, revised to reflect the Company’s response to the comment:

Reconciliation of Non-GAAP financial measures:

	Year ended		2008-2007	Year ended	2007-2006
	December 31,		Percent	December 31,	Percent
	2008	2007	Increase (Decrease)	2006	Increase (Decrease)
Net income available to common shareholders, as reported	$30,565	$23,041	32.7%	$17,927	28.5%
Merger related expense	7,117	622	1,044.2%	1,636	(62.0)%
Tax benefit of merger related expense	(2,792)	(244)	1,044.2%	(642)	(62.0)%

Merger related expense, net of tax benefit	4,325	378	1,044.2%	994	(62.0)%

Net income available to common shareholders excluding merger related expense, net of tax benefit	$34,890	$23,419	49.0%	$18,921	23.8%

Fully-diluted net income per common share available to common stockholders, as reported	$1.27	$1.34	(5.2)%	$1.18	13.6%

Fully-diluted net income per common share available to common stockholders, excluding merger related expense, net of tax benefit	$1.45	$1.36	6.6%	$1.25	8.8%

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with GAAP. Because the non-GAAP financial measures presented are not measurements determined in accordance with GAAP and are susceptible to varying calculations, these non-GAAP financial measures, as presented, may not be comparable to other similarly titled measures presented by other companies. These non-GAAP financial measures have not been audited and are not required to be uniformly applied. To mitigate these limitations, Pinnacle Financial has procedures in place to approve and segregate merger expenses from other normal operating expenses to ensure that Pinnacle Financial’s operating results are properly reflected for period-to-period comparisons.

Pinnacle Financial believes that these non-GAAP financial measures excluding the impact of merger related expenses (which expenses do negatively impact net income available to common shareholders) facilitate making period-to-period comparisons, and provide investors with additional information to evaluate our past financial results and ongoing operational performance.

Pinnacle Financial’s management and board utilize this non-GAAP financial information to compare our operating performance versus the comparable periods in prior years and utilized non-GAAP diluted earnings per share for the 2008 and 2007 fiscal years (excluding the merger related expenses, net of tax benefit) in calculating whether or not we met the performance targets of our 2008 and 2007 Annual Cash Incentive Plans and our earnings per share targets in our restricted stock award agreements. Management and the board also utilized these non-GAAP financial measures when comparing Pinnacle Financial’s actual performance against budgeted performance targets and in establishing operating budgets for the 2008 and 2009 fiscal years.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
April 3, 2009

Financial Condition — Nonperforming Assets, page 42
2.	We note that your nonperforming assets balance has increased significantly in each of the last three years, specifically nonaccrual loans and other real estate owned. We also note that you expect additional increases during 2009. However, we were unable to locate disclosure of the specific reasons for the large increases. Please tell us and revise future filings to provide a thorough disclosure related to changes in (and related trends in) your nonperforming assets balance, including which category of loans the increase relates to, the reason for the increase and, if applicable, steps you have taken to remediate (or collect on) the nonaccrual loans. If your nonperforming assets relate to several different categories, consider providing a tabular breakdown by category in future filings.
Response: As disclosed in the Form 10-K, the increase in non-performing asset balances that the Company has experienced in late 2007 and throughout 2008 is primarily related to a weakened residential real estate market in the Company’s market areas. Approximately 20% of the Company’s loan portfolio is real estate construction and development lending in the Company’s market areas. Within this segment of the loan portfolio, the Company makes loans to home builders and developers and sub-dividers of land. These borrowers began experiencing stress in late 2007 and throughout 2008 due to a combination of declining residential real estate demand and resulting price and collateral value declines in the Company’s market areas. Further, housing starts in the Company’s market areas have slowed throughout 2008 as market demand has weakened as fewer home owners are willing to consider selling their home and subsequently acquiring another home. Approximately 46%, or $5.0 million, of the Company’s non-accrual loans at December 31, 2008 was related to real estate construction and development loans as compared to 39%, and $7.7 million, at December 31, 2007 and 27%, and $1.9 million, at December 31, 2006. The Company will revise its future filings to include more detailed disclosure regarding the changes and related trends in non-performing assets, including, if applicable in future years, the above-described events.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
April 3, 2009

Although a significant portion of the Company’s total non-performing assets relates to construction and land development lending, the Company’s non-performing assets include loans across all segments of the Company’s loan portfolio. In its future filings, the Company anticipates that it will include a tabular breakdown by category of its non-accrual loans similar to the following (dollars in thousands):

	At December 31,
	2008	2007	2006
Commercial Real Estate — Mortgage	$1,566	$1,031	$171
Consumer Real Estate — Mortgage	3,140	876	2,777
Construction and Land Development	5,016	7,701	1,905
Commercial and Industrial	1,108	9,745	2,116
Consumer and Other Loans	30	324	101

Total Nonaccrual Loans	$10,860	$19,677	$7,070

As disclosed in the Form 10-K, the Company has enhanced its credit administration resources dedicated to the residential construction and residential development portfolios by assigning senior executives and bankers to these portfolios. These individuals meet frequently to discuss the performance of the portfolio and specific relationships with emphasis on the underperforming assets. Their objective is to identify relationships that warrant continued support and remediate those relationships that will tend to cause the Company’s portfolio to underperform over the long term. The Company has also reappraised many nonperforming assets to ascertain appropriate valuations, and continues to systematically review these valuations as new data is received.

The Company will revise future filings to provide additional disclosure similar to the following regarding its remediation and collection efforts with respect to its non-accrual loans:
All non-accruing loans are reviewed by and, in many cases, reassigned to a senior officer of the Company that is not the individual responsible for originating the loan. If the loan is reassigned, the senior officer is responsible for developing an action plan designed to minimize any future losses that may accrue to the Company. Typically, these senior officers review the Company’s loan files, interview past loan officers assigned to the relationship, meet with borrowers, inspect collateral, reappraise collateral and/or consult with legal counsel. The senior officer then recommends an action plan to a committee of senior associates including lenders and workout specialists, which plan could include foreclosure, restructuring the loan, issuing demand letters or other actions.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
April 3, 2009

Item 8. Financial Statements
Note 1. Summary of Significant Accounting Policies — Other Assets, page 66
3.	Please tell us and revise future filings to disclose how your policy of recording other real estate owned “at the lower of cost or fair value less estimated costs to sell at the date acquired” complies with paragraph 28 of SFAS 15.
Response: The Company will revise future filings to comply with the comment.

The value of other real estate at the time of foreclosure is based on current appraisals less selling costs. Any excess of the loan balance over the recorded fair value of the real estate is charged against the allowance for loan losses. These selling costs consist of third party expenses, the amount of which will depend on how the Company anticipates disposing of the property i.e. by auction, individual listing with a realtor, or direct marketing by bank employees. Subsequently, at each reporting period, the recorded value may be lowered on the basis of updated appraisals, comparable sales of similarly situated properties, and other estimates of value obtained principally from independent sources. Subsequent gains or losses on ultimate disposition of these properties and any adjustments to the recorded value are recorded as a component of foreclosed real estate expense.

The Company believes that the above-described practices comply with paragraph 28 of SFAS 15.
4.	Please revise future filings to include other real estate owned, which is measured at fair value on a non-recurring basis, in your fair value disclosure beginning on page 68, as applicable. Refer to paragraph 33 of SFAS 157 for guidance.
Response: The Company will revise its future filings to comply with the comment.
Note 3. Participation in U.S. Treasury Capital Purchase Program and Private Placement of Common Stock, page 75
5.	Please tell us and revise future filings to more clearly discuss the following regarding your issuance of preferred stock and warrants to the U.S. Treasury:
a.	Clearly identify the assumptions used to calculate the fair value of the preferred stock.

b.	Clearly identify how you determine the relative fair value of the preferred stock.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
April 3, 2009

c.	Clearly identify how those factors were considered in the calculation of the accretion amount reported.

d.	Quantify the discount rate used to value the preferred stock.
Response: The Company will revise its future filings to comply with the comment.

Management used a cost of capital model to calculate the fair value of the preferred stock issued to the United States Treasury in connection with the Capital Purchase Program (the “Preferred Stock”). The cost of capital model involved estimating a reasonable return for a similar $95 million capital investment in the Company. The model incorporated a risk free rate (Long Term U.S. Treasury bond rate) added to a market premium for the Company’s common stock. For the market premium for the Company’s common stock, the Company multiplied its Beta factor as reported on the Nasdaq Global Select Markets’ website as of December 11, 2008 by 5% (the result of which was the estimated market risk premium). Additionally, due to the relatively small size of the offering, the Company added an additional risk premium of 2.3% to the total. The result was a cost of capital calculation of 8.3%. The Company believed 8.3% was a reasonable after-tax return to an investor who might be willing to acquire a $95 million interest in the Company. The Company then forecasted the cash outflows of the Preferred Stock issuance at the 5% dividend rate assuming a terminal payment of $95 million five years from issuance prior to the dividend payment rate’s increase from 5% to 9%. Using a discounted cash flow model with a discount rate of 8.3%, the result was a fair value for the Preferred Stock of $83.7 million.

Based on a Black-Scholes pricing model, the fair value of the common stock warrants issued in tandem with the Preferred Stock was determined to be approximately $6.3 million. The fair value of the Preferred Stock and the fair value of the common stock warrants were summed and the initial carrying amounts for the Preferred Stock and the common stock warrants were calculated based on an allocation of the two fair value components. The aggregate fair value result for both the Preferred Stock and the common stock warrants was calculated to be $90.0 million, with 7% of this aggregate total allocated to the warrants and 93% allocated to the Preferred Stock. As a result of this allocation, the $95 million issuance resulted in the warrants having an initial value of $6.7 million and the Preferred Stock having a value of $88.3 million.

Management calculated the accretion amount of the Preferred Stock discount using the effective interest method which resulted in an effective rate of 6.51%. That is, to accrete the $6.7 million discount on the Preferred Stock over the next five years on an effective interest method resulted in a calculation of 6.51% for the five year period.
     If you have any questions concerning our responses to your questions and comments, please do not hesitate to contact the undersigned, at (615) 744-3742 or by facsimile at (615) 744- 3842, or our outside counsel, Bob F. Thompson or D. Scott Holley, at (615) 742-6200 or by facsimile at (615) 742-2762.
Sincerely,
/s/ Harold R. Carpenter
Harold R. Carpenter
Chief Financial Officer
Enclosures

cc:	Bob F. Thompson, Bass, Berry & Sims PLC D. Scott Holley, Bass, Berry & Sims PLC